UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Erik B. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Barry L. Dastin	Keith A. Trammell
Hogan Lovells US LLP	Wilmer Cutler Pickering Hale and Dorr LLP
1999 Avenue of the Stars #1400,	1225 17th Street Suite 2600,
Los Angeles, CA 90067	Denver, CO 80202

January 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Bruce A. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 18,733,707

	8	Shared Voting Power 6,506,716

	9	Sole Dispositive Power 18,733,707

	10	Shared Dispositive Power 6,506,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,240,423*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.1%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Anne E. Gittinger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,403,460

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 15,403,460

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,403,460*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.2%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Estate of Blake W. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (1)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,140,993 (2)

	8	Shared Voting Power 377,626

	9	Sole Dispositive Power 3,140,993 (2)

	10	Shared Dispositive Power 377,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,518,619*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) OO (3)

(1) The securities beneficially owned by the Estate of Blake W. Nordstrom (the “Estate”) were acquired as a result of the death of Blake W. Nordstrom on January 2, 2019. The securities were acquired by the Estate upon Mr. Nordstrom’s death for no consideration. Therefore, this item is not applicable.

(2) Includes 86,370 shares of Common Stock granted pursuant to restricted stock unit awards that are subject to acceleration as a result of Mr. Nordstrom’s death.

(3) The Reporting Person is an estate which acquired title to the securities reported herein upon the death of Blake W. Nordstrom.

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Erik B. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,645,118

	8	Shared Voting Power 42,646

	9	Sole Dispositive Power 3,645,118

	10	Shared Dispositive Power 42,646

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,687,764

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person James F. Nordstrom, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 873,562

	8	Shared Voting Power 76,051

	9	Sole Dispositive Power 873,562

	10	Shared Dispositive Power 76,051

11	Aggregate Amount Beneficially Owned by Each Reporting Person 949,613*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Peter E. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,356,599

	8	Shared Voting Power 175,972

	9	Sole Dispositive Power 3,356,599

	10	Shared Dispositive Power 175,972

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,532,571*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owned 52,183,995 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.2% the outstanding shares of Common Stock.  See Item 5.

This Amendment No. 4 to Schedule 13D (“Amendment”)  amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on June 7, 2017, as amended by Amendment No. 1 to Schedule 13D on October 16, 2017, Amendment No. 2 to Schedule 13D on March 5, 2018 and Amendment No. 3 to Schedule 13D on March 22, 2018 (collectively, the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.         Identity and Background.

Item 2 is hereby amended and supplemented to add the following:

The securities reported herein as beneficially owned by the Estate of Blake W. Nordstrom (the “Estate”) were acquired on January 2, 2019 as a result of Blake W. Nordstrom’s death on that date.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

The securities reported herein as beneficially owned by the Estate were acquired on January 2, 2019 as a result of Mr. Nordstrom’s death on that date.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

As previously disclosed, on June 7, 2017, the Reporting Persons received approval from a special committee of the board of directors of the Issuer to form the Group to explore the possibility of pursuing a “going private transaction” with the Issuer.  As a condition to receiving that approval, the Reporting Persons entered into the previously disclosed Letter Agreement with the Issuer.  On March 20, 2018, the special committee announced that it had terminated discussions with the Group.

As specified in the Letter Agreement, on January 31, 2019, the Group was automatically disbanded without any further action by any person.  In furtherance of the Letter Agreement, members of the Group and the Estate, have entered into a Termination Agreement, dated as January 31, 2019, whereby each member of the Group and the Estate have acknowledged that the Group has been disbanded and agreed to terminate the previously disclosed Joint Filing Agreement executed in connection with the Group’s formation and the filing of the Schedule 13D with the Commission.  The Termination Agreement is attached as Exhibit 30 hereto, and is incorporated by reference herein.

Item 5.         Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated with the following:

(a)                                 As of January 31, 2019, the Reporting Persons, on a combined basis, were the beneficial owners of an aggregate of 52,183,995 shares of Common Stock of the Issuer, representing approximately 31.2% of the outstanding shares of Common Stock of the Issuer.(1)

Item 5(b) is hereby amended to amend the previously reported information as to Bruce A. Nordstrom as follows:

Bruce A. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 18,733,707 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 6,506,716 shares of Common Stock;

(1)  Based on 167,323,864 shares of Common Stock issued and outstanding as of as of November 28, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Issuer’s third fiscal quarter ended November 3, 2018, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information, filed with the Commission on December 10, 2018.

(iii)                               sole power to dispose or direct the disposition of 18,733,707 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 6,506,716 shares of Common Stock.

Bruce A. Nordstrom reports beneficial ownership of 25,240,423 shares of Common Stock, representing 15.1% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Anne E. Gittinger as follows:

Anne E. Gittinger has:

(i)                                     sole power to vote or direct the vote of 15,403,460 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of -0- shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 15,403,460 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of -0- shares of Common Stock.

Anne E. Gittinger reports beneficial ownership of 15,403,460 shares of Common Stock, representing 9.2% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Blake W. Nordstrom as follows:

The Estate Blake W. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,140,993 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 377,626 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,140,993 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 377,626 shares of Common Stock.

The Estate of Blake W. Nordstrom reports beneficial ownership of 3,518,619 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Erik B. Nordstrom as follows:

Erik B. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,645,118 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 42,646 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,645,118 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 42,646 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 3,687,764 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to James F. Nordstrom, Jr. as follows:

James F. Nordstrom, Jr. has:

(i)                                     sole power to vote or direct the vote of 873,562 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 76,051 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 873,562 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 76,051 shares of Common Stock.

James F. Nordstrom reports beneficial ownership of 949,613 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Peter E. Nordstrom as follows:

Peter E. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,356,599 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 175,972 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,356,599 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 175,972 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 3,532,571 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

	Exhibit	Method of Filing
Exhibit 30	Termination Agreement, dated as of January 31, 2019, by and among Bruce A. Nordstrom, Anne E. Gittinger, the Estate of Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom and Peter E. Nordstrom.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2019

*
Bruce A. Nordstrom

*
Anne E. Gittinger

ESTATE OF BLAKE W. NORDSTROM

		By	/s/ Molly A. Nordstrom
Molly A. Nordstrom, Executor

/s/ Erik B. Nordstrom
Erik B. Nordstrom

*
James F. Nordstrom, Jr.

/s/ Peter E. Nordstrom
Peter E. Nordstrom

* By:	/s/ Peter E. Nordstrom
Peter E. Nordstrom as Attorney-In-Fact *

Exhibit Index

	Exhibit	Method of Filing
Exhibit 30	Termination Agreement, dated as of January 31, 2019, by and among Bruce A. Nordstrom, Anne E. Gittinger, the Estate of Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom and Peter E. Nordstrom.	Filed herewith